Via Facsimile and U.S. Mail
Mail Stop 6010

August 22, 2008

C. Robert Quint
Executive Vice President and Chief Financial Officer
Radian Group Inc.
1601 Market Street
Philadelphia, PA 19103

Re: Radian Group Inc
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Fiscal Quarter Ended June 30, 2008
File Number: 001-11356

Dear Mr. Quint:

We have reviewed your August 6, 2008 response to our July 25, 2008 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like. Please identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend the above filings.

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

Note 2 – Fair Value of Financial Instruments, page 6

1. We note your response to prior comment one of our letter dated July 25, 2008. We are continuing to evaluate your response in the context of the following comments relating to your disclosure. Accordingly, please provide proposed revised disclosure which addresses the comments below.

Derivative Assets and Liabilities, page 80

2. You disclose that your five year credit-default swap spread widened by 2,493 basis points to 2,530 basis points from January 1, 2007 to June 30, 2008, and that incorporating your own non-performance risk into the valuation of your credit derivatives reduced the fair value of these derivative liabilities by $2.1 billion during the three months ended March 31, 2008, and $2.0 billion for the six months ended

June 30, 2008. With the objective of providing enhanced disclosure for investors, please revise your disclosure to include: i) the changes in your credit default swap spread by quarter, and ii) of the initial $2.1 billion effect of the incorporation of your non-performance risk into the valuation of your credit derivatives, how much of this amount related to changes in non-performance risk that occurred prior to the adoption of SFAS 157, and how much of this amount related to changes in non-performance risk that occurred during the initial quarter of adoption.

3. As discussed in our recent conference calls, we continue to believe that your disclosures regarding the valuation of each major category of derivative assets and liabilities should be enhanced so that the average investor can obtain a basic understanding of how the value of each material category of derivative asset or liability is determined. While we acknowledge that the valuation of these instruments may be complex, we do not believe such complexities obviate the need to provide readable and understandable disclosure. Accordingly, while more detailed comments are provided below specifically with respect to the category of Corporate CDOs, we believe that your disclosures for each material type of derivative asset or liability should be revised to provide a similar level of readability and understandability.

4. For each category where your valuation model results in the determination of the entry price that another market participant of similar credit quality would pay, please disclose how you ensure that the entry price you derive is within the range of what other market participants would pay.

5. We note various references to the valuation of derivative assets and liabilities using dealer quotes or fair value measurements by the transaction counterparties. Please revise your disclosure to clarify the following:

- Whether you adjust the dealer quotes and/or fair value measurements, and if so, how you determine the adjustments;
- The procedures performed to validate the amounts obtained to ensure the fair value determination is consistent with the requirements of SFAS 157.

Corporate CDOs, page 82

6. You disclose that you use market spreads identified through the credit default swap ("CDX") index, which is an industry standard credit default swap index. Please revise your disclosure to clarify whether observable market prices are obtained from the CDX index.

7. Your disclosure includes various references to collateral which appear to have different meanings. Please clarify your disclosure to distinguish between these references including "individual issuers in our collateral pool," "standard CDX collateral," and the requirements for other market participants to post collateral.

8. Please revise your disclosure to clarify how you use the credit spreads on individual issuers to derive an equivalent risk tranche on the CDX index. Please address how the Monte Carlo simulation referred to in the August 15, 2008 conference call is used, the significant inputs into this model, whether such inputs are observable or unobservable, and how the probability and severity of loss are considered in your analysis.

9. You disclose on page 16 that the credit protection you provide on corporate CDOs relates primarily to senior investment grade debt. Please clarify whether you use the same valuation model for investment grade and non-investment grade CDOs, and if not, revise your disclosure accordingly.

10. Please clarify your disclosure regarding the nature of adjustments for other factors considered before determining the CDOs equivalent risk tranche on the CDX Index. Explain the relative significance of these adjustments to the resulting valuation of the CDOs.

Non-Corporate CDOs:

11. You disclose non-corporate CDO liabilities of $302 million at June 30, 2008, representing approximately 46% of your total derivative liabilities. You have also stated that each type of non-corporate CDO includes unique features that make the valuation of these instruments complex. Please consider whether disaggregated disclosures for each material category of non-corporate CDO's would enable investors to more clearly understand the material terms, risks and valuations of each of these instruments, and revise your disclosures as appropriate.

12. Please clarify whether your references to dealer quotes in this section represent quotes for the fair premium or quotes for the underlying CDOs or other ABS. If the latter, please expand your disclosure to explain how you internally validate the quotes and determine the fair premium based on this information.

Risk Factors, page 93

13. On pages 98-99 you disclose that your insurance contracts with ceding insurers and credit default swaps contain adjustable features and termination rights triggered by the downgrade of Radian, under which the counterparties may recapture previously ceded business and/or elect to charge additional ceding commissions or terminate the credit default swap agreements. Please disclose the adjustable features and termination rights of these contracts and provide us your analysis determining whether or not the contracts contain embedded derivatives under paragraphs 12-16 of SFAS 133.

* * * *

      Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

      You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Carlton Tartar, Accounting Branch Chief, at (202) 551-3387 if you have any questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

      Sincerely,

      Jim B. Rosenberg
      Senior Assistant Chief
      Accountant